January 20, 2010

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
100 F Street NE
Mail Stop 7010
Washington, D.C.  20549-7010
Attn:  H. Roger Schwall, Division of Corporation Finance

Re:	Energy XXI Gulf Coast, Inc. Registration Statement on Form S-4 File No. 333-163968 Filed December 23, 2009

Dear Mr. Schwall:

Set forth below are Energy XXI Gulf Coast, Inc., a Bermuda corporation (the “Company”), responses to the comments contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 13, 2010, with respect to the Company’s Registration Statement filed December 23, 2009, File No. 333-163968 (the “Registration Statement”).  For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the comment letter. Each response below has been prepared and is being provided by the Company, which has authorized us to respond to the Staff’s comments on its behalf.

General

1.
We note that you may choose to pay 2% of the interest payable on the notes by either increasing the outstanding principal amount of the notes or by issuing additional notes.  However, it does not appear that any such additional notes or such additional principal amount of notes are covered by your registration statement.  Please advise.  If you intend to have such items covered by your registration statement, please revise your filing to clarify that they are covered by your registration statement, and provide a good faith estimate of such items.  In the alternative, provide an explanation of how you plan to comply with Section 5 of the Securities Act in connection with such additional notes and such additional principal amount of notes.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement to cover a good faith estimate of such items.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

January 20, 2010   Page 2

Where You Can Find More Information, page 84

2.	Please revise this section to clarify that the filings incorporated by reference are filings made by Energy XXI (Bermuda) Limited.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

Exhibit 5.1

3.
It appears that the indenture, notes, and guarantees will be governed by and construed under New York law.  Therefore, please obtain and file a revised or new opinion of counsel that opines as to whether the notes and guarantees will constitute legally binding obligations under New York law.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 5.1 to the Registration Statement accordingly.

Exhibit 5.2

4.
We note counsel’s statements in the final paragraphs of the opinion that appear to limit reliance on the opinion by investors.  Please obtain and file a revised legal opinion that does not contain such limitations on reliance.  In addition, please ensure that the revised opinion is executed.

Response:  The Company respectfully acknowledges the Staff’s comment and has revised Exhibit 5.2 of the Registration Statement accordingly.

Closing Comments

In connection with these responses, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 20, 2010   Page 3

Please direct any questions that you have with respect to the foregoing or with respect to the Proxy Statement to Mark Kelly at (713) 758-4592 or Ryan Tarkington at (713) 758-2871.

Very truly yours,

/s/ Vinson & Elkins LLP

Cc:                 David West Griffin, Energy XXI (Bermuda) Limited